Exhibit 99.2

STERLITE INDUSTRIES (INDIA) LIMITED
Regd. Office: SIPCOT Industrial Complex, Madurai Bye Pass Road, TV Pooram P.O., Tuticorin. Tamilnadu-628002
UNAUDITED STANDALONE FINANCIAL RESULTS FOR THE QUARTER ENDED 30TH JUNE 2009

						(Rs.in lacs except as stated)
S. No.	Particulars	Quarter ended 30.06.2009 (Unaudited)	Quarter ended 30.06.2008 (Unaudited)	Previous accounting Year ended 31.03.2009 (Audited)	Segment Information	Quarter ended 30.06.2009 (Unaudited)	Quarter ended 30.06.2008 (Unaudited)	Previous accounting Year ended 31.03.2009 (Audited)
1	(a) Net Sales/Income from Operations	236,446	296,443	1,156,599	1. Segment Revenue
	(b) Other Operating Income	227	174	10,374	a) Copper	223,948	276,251	1,063,537
	Total Income	236,673	296,617	1,166,973	b) Others	13,680	27,033	121,103
2	Expenditure				Total	237,628	303,284	1,184,640
	a. Increase/decrease in stock in trade and work in progress	(32,614)	(213)	31,654	Less: Inter Segment Revenues	1,182	6,841	28,041
	b. Consumption of raw materials#	237,583	241,630	942,315	Net Sales/Income from Operations	236,446	296,443	1,156,599
	c. Purchases of traded goods	4,353	—	7,570	2. Segment Results
	d. Employees Cost	1,890	2,136	8,228	(Profit before tax & interest)
	e. Depreciation	3,718	3,549	16,618	a) Copper	4,553	17,195	55,816
	f. Other expenditures	20,271	21,103	82,431	b) Others	(884)	12,241	23,555
	g. Total	235,201	268,205	1,088,816	Total	3,649	29,436	79,371
3	Profit from Operations before Other Income, Interest & Exceptional Items	1,472	28,412	78,157	Other unallocable income/expenses (net)	16,222	16,619	69,405
4	Other Income	18,399	17,643	70,619	Total	19,871	46,055	148,776
5	Profit before Interest & Exceptional Items	19,871	46,055	148,776	Less : Interest & Finance Charges	5,336	4,313	20,392
6	Interest & Finance Charges	5,336	4,313	20,392	Less: Exceptional items	—	—	(5,531)
7	Profit after Interest but before Exceptional Items	14,535	41,742	128,384	Profit before Tax	14,535	41,742	133,915
8	Exceptional Items (Credit)	—	—	(5,531)	3. Capital Employed
9	Profit from Ordinary Activities before tax	14,535	41,742	133,915	(Segment Assets less Segment Liabilities)
10	Tax expenses —Current tax (Net)	3,646	7,471	13,055	a) Copper	319,812	419,958	271,595
	—Deferred Tax (Credit)	(381)	(1,547)	(2,869)	b) Others	31,183	33,198	36,121
	—Fringe benefit tax	—	25	86	c) Unallocated	1,080,262	888,793	1,096,268
11	Net Profit from ordinary activities after Tax	11,270	35,793	123,643	Total	1,431,257	1,341,949	1,403,984
12	Extraordinary Items (net of tax)	—	—	—
13	Net Profit for the period	11,270	35,793	123,643
14	Paid-up equity share capital (Face value of Rs. 2 each)	14,170	14,170	14,170
15	Reserves excluding Revaluation Reserves (As per previous year’s Balance Sheet)			1,389,814
16	Earning Per Share (Rs.) (Not annualised)*
	Basic and diluted EPS before Extraordinary items	1.59 *	5.05 *	17.45
	Basic and diluted EPS after Extraordinary items	1.59 *	5.05 *	17.45

17	Public Shareholding (Excluding shares against which ADRs are issued)
	— Number of Shares	204,514,699	146,789,861	199,278,574
	— Percentage of Shareholding	28.87%	20.72%	28.13%
18	Promoters & promoter group Shareholding
(a)	Pledged/Encumbered
	— Number of Shares	—	Not applicable	—
	— Percentage of shares
	(as a % of the total shareholding of promoter and promoter group)	—	Not applicable	—
(b)	Non-encumbered
	— Number of Shares	437,177,498	Not applicable	433,537,358
	— Percentage of shares
	(as a % of the total shareholding of promoter and promoter group)	100%	Not applicable	100%
	— Percentage of shares
	(as a % of the total share capital of the company)	61.71%	Not applicable	61.19%
	# Comprises (net) of exchange (gain)/loss — Rs. (869) lacs in Q1 2010, Rs. 5,790 lacs in Q1 2009 & Rs. 62,236 lacs in FY 2008-09.

Notes:

1	The above results have been reviewed by Audit Committee and approved and taken on record by the Board of Directors at its meeting held on 29th July 2009.

2	Subsequent to agreement to purchase substantially all the operating assets of Asarco, on 12th June 2009, the Company agreed to increase the purchase consideration from $1.7 billion to $1.87 billion, mostly related to an expected increase in working capital on the closing date. The purchase consideration consists of a cash payment of $1.1 billion on closing and a senior secured non-interest promissory note for $770 million, payable over a period of nine years. This agreement remains subject to approval by the US Bankruptcy Court for the Southern District of Texas, Corpus Christi Division, before which Asarco has been in reorganization proceedings under Chapter 11 of the US Bankruptcy Code. Sterlite (USA) Inc., a wholly owned subsidiary of Sterlite has also agreed with the Asbestos representatives to grant them a put option, in case Sterlite (USA) Inc. becomes the successful bidder, to sell their share of the Brownsville judgment to be distributed pro-rata by Asarco LLC to its creditors at USD 160 million less the amount of any receipt or other recovery prior to the exercise of such option. Put option can be exercised anytime after the end of two years from the effective date of plan till the end of the fourth year.

3	Arising from the announcement of the Institute of the Chartered Accountants of India on 29th March 2008, the Company had decided to adopt Accounting Standard (AS) 30 — Financial Instruments : Recognition and Measurement effective from accounting year ended 31st March 2008.

4	a) Out of the ADS proceeds of Rs. 8,05,093 lacs in 2007, so far the Company has utilised Rs. 6,03,100 lacs.

b) Out of the total right issue proceeds of Rs. 1,97,230 lacs received in past, so far the Company has utilised Rs. 1,07,219 lacs.

The unutilised proceeds of ADS & right issue have been temporarily invested in Debt Mutual Funds & Fixed Deposits with banks.

5	The Company has issued through public offerings of 12,34,56,790 new equity shares in the form of American Depositary Shares “ADS” at a price of US$ 12.15 per ADS in July 2009.

6	Current tax has been computed as per amendment proposed in the Finance (no. 2) Bill 2009. Further, no provision has been made in respect of Fringe Benefit Tax (FBT).

7	The above results are prepared in accordance with the recognition and measurement principles laid down in Accounting Standard 25 (AS 25 — Interim Financial Reporting) and have been subjected to “Limited Review” by the Auditors of the Company.

8	“Others” business segment comprises of Phosphoric Acid & Aluminium Foils.

9	In terms of Clause 41 of the Listing Agreement, details of number of investor complaints for the quarter ended 30th June 2009: Beginning NIL, Received 9, Disposed off 7, Pending 2.

10	Previous Period/Year figures have been regrouped / rearranged wherever necessary.

By order of the Board
Place: Mumbai	Anil Agarwal
Dated : 29th July, 2009	Chairman

STERLITE INDUSTRIES (INDIA) LIMITED
Regd. Office: SIPCOT Industrial Complex, Madurai Bye Pass Road, TV Pooram P.O., Tuticorin. Tamilnadu-628002
UNAUDITED CONSOLIDATED FINANCIAL RESULTS FOR THE QUARTER ENDED 30TH JUNE 2009
(Rs. in Lacs except as stated)

				Previous					Previous
				accounting			Quarter	Quarter	accounting
		Quarter ended	Quarter ended	Year ended			ended	ended	Year ended
S.		30.06.2009	30.06.2008	31.03.2009	S.		30.06.2009	30.06.2008	31.03.2009
No.	Particulars	(Unaudited)	(Unaudited)	(Audited)	No.	Segment Information	(Unaudited)	(Unaudited)	(Audited)
1	(a) Net Sales/Income from Operations	453,711	577,009	2,114,422	1	Segment Revenue
	(b) Other Operating Income	4,175	3,491	30,418		a) Copper	217,602	276,147	1,061,632
	Total Income	457,886	580,500	2,144,840		b) Aluminium	61,463	116,737	393,360
2	Expenditure					c) Zinc & Lead	148,916	161,860	560,297
	a. Increase/decrease in stock in trade and work in progress	(33,513)	(11,536)	28,021		d) Power	17,948	2,506	7,730
	b. Consumption of raw materials#	240,714	260,084	1,027,842		e) Others	13,680	27,033	121,102
	c. Purchases of traded goods	4,353	—	7,570		Total	459,609	584,283	2,144,121
	d. Employees Cost	17,309	18,307	75,608		Less: Inter Segment Revenues	5,898	7,274	29,699
	e. Depreciation	17,364	16,547	70,067		Net Sales/Income from Operations	453,711	577,009	2,114,422
	f. Power, Fuel & Water	46,710	48,383	213,183	2	Segment Results
	g. Other expenditures	80,225	79,115	291,785		(Profit before tax & interest)
	h. Total	373,162	410,900	1,714,076	a)	Copper	9,399	25,405	112,965
3	Profit from Operations before Other Income, Interest & Exceptional Items	84,724	169,600	430,764	b)	Aluminium	7,500	39,877	68,567
4	Other Income	37,833	36,755	185,008	c)	Zinc & Lead	70,098	93,093	256,770
5	Profit before Interest & Exceptional Items	122,557	206,355	615,772	d)	Power	9,123	884	3,320
6	Interest & Finance Charges	7,122	8,742	39,728	e)	Others	(898)	12,541	23,496
7	Profit after Interest but before Exceptional Items	115,435	197,613	576,044		Total	95,222	171,800	465,118
8	Exceptional Items (Credit)	—	—	(5,531)		Other unallocable income/expenses (net)	27,335	34,555	150,654
9	Profit from Ordinary Activities before tax	115,435	197,613	581,575		Total	122,557	206,355	615,772
10	Tax expenses —Current tax (net)	17,128	36,196	78,234		Less : Interest & Finance Charges	7,122	8,742	39,728
	—Deferred Tax	5,920	1,762	6,686		Less: Exceptional items	—	—	(5,531)
	—Fringe benefit tax	—	117	583		Profit before Tax	115,435	197,613	581,575
11	Net Profit from ordinary activities after Tax	92,387	159,538	496,072	3	Capital Employed
12	Extraordinary Items (net of tax)	—	—	—		(Segment Assets less Segment Liabilities)
13	Net Profit for the period	92,387	159,538	496,072	a)	Copper	358,946	535,513	369,260
14	Minority Interest	32,193	44,697	126,714	b)	Aluminium	559,828	470,342	473,089
15	Share in the Profit/(Loss) of Associates	7,072	267	(15,359)	c)	Zinc & Lead	565,995	460,474	520,864
16	Net Profit after tax attributable to Consolidated Group	67,266	115,108	353,999	d)	Power	478,331	224,164	461,455
17	Paid-up equity share capital (Face value of Rs. 2 each)	14,170	14,170	14,170	e)	Others	34,528	38,525	39,490
18	Reserves excluding Revaluation Reserves (As per previous year’s Balance Sheet)			2,547,169	f)	Unallocable	1,363,208	1,216,354	1,378,526
19	Earning Per Share (EPS) (Rs.) (Not Annualised)*					Total	3,360,836	2,945,372	3,242,684
	Basic and diluted EPS before Extraordinary items	9.49 *	16.25 *	49.96
	Basic and diluted EPS after Extraordinary items	9.49 *	16.25 *	49.96
20	Public Shareholding (Excluding shares against which ADRs are issued)
	Number of Shares	204,514,699	146,789,861	199,278,574
	Percentage of Shareholding	28.87%	20.72%	28.13%
21	Promoters & promoter group Shareholding
(a)	Pledged/Encumbered
	— Number of Shares	—	Not applicable	—
	— Percentage of shares
	(as a % of the total shareholding of promoter and promoter group)	—	Not applicable	—
(b)	Non-encumbered
	— Number of Shares	437,177,498	Not applicable	433,537,358
	— Percentage of shares
	(as a % of the total shareholding of promoter and promoter group)	100.00%	Not applicable	100.00%
	— Percentage of shares
	(as a % of the total share capital of the company)	61.71%	Not applicable	61.19%
	# Comprises (net) of exchange (gain)/loss — Rs. (1,057) lacs in Q1 2010, Rs. 5,887 lacs in Q1 2009, Rs. 62,236 lacs in FY 2008-09.

Notes:-

1	The standalone & consolidated results for the quarter ended 30th June 2009 have been reviewed by Audit Committee and approved and taken on record by the Board of Directors at its meeting held on 29th July 2009.

2	The Company opted to publish only Consolidated Financial results. The standalone results of the Company will be available on Company’s website www.sterlite-industries.com.

3	a) Consolidated Financial Statements have been prepared in accordance with the Accounting Standard 21 — “Consolidated Financial Statements and Accounting for Investments in Subsidiaries in Separate Financial Statements”. The subsidiaries consolidated are Bharat Aluminium Company Limited, Sterlite Opportunities and Ventures Limited, Hindustan Zinc Limited, Sterlite Energy Limited, Monte Cello BV, Copper Mines of Tasmania Pty. Limited, Thalanga Copper Mines Pty. Limited, Sterlite Paper Limited, Fujairah Gold FZE ,Talwandi Sabo Power Limited and Sterlite (USA) Inc.

b) An associate, Vedanta Aluminium Limited, in which the Company has significant influence, is accounted under the equity method in accordance with Accounting Standard on Accounting for investment in Associates in Consolidated Financial Statements (AS 23).

4	Consistent with the treatment followed in earlier years, investment in equity shares of a power Company has been considered as an intangible asset. This has resulted in an additional amortisation charge of Rs. 117 lacs for the quarter ended 30th June 2009 (corresponding previous quarter: Rs. 117 lacs) and the net profit after tax for the quarter being lower by Rs. 77 lacs (corresponding previous quarter Rs. 77 lacs). This treatment, being in preference to the requirements of Accounting Standards, has been reported on by the auditors.

5	Arising from the announcement of the Institute of the Chartered Accountants of India on 29th March 2008, the Company had decided to adopt Accounting Standard (AS) 30 — Financial Instruments : Recognition and Measurement effective from accounting year ended 31st March 2008.

6	Subsequent to agreement to purchase substantially all the operating assets of Asarco, on 12th June 2009, the Company agreed to increase the purchase consideration from $1.7 billion to $1.87 billion, mostly related to an expected increase in working capital on the closing date. The purchase consideration consists of a cash payment of $1.1 billion on closing and a senior secured non-interest promissory note for $770 million, payable over a period of nine years. This agreement remains subject to approval by the US Bankruptcy Court for the Southern District of Texas, Corpus Christi Division, before which Asarco has been in reorganization proceedings under Chapter 11 of the US Bankruptcy Code. Sterlite (USA) Inc., a wholly owned subsidiary of Sterlite has also agreed with the Asbestos representatives to grant them a put option, in case Sterlite (USA) Inc. becomes the successful bidder, to sell their share of the Brownsville judgment to be distributed pro-rata by Asarco LLC to its creditors at USD 160 million less the amount of any receipt or other recovery prior to the exercise of such option. Put option can be exercised anytime after the end of two years from the effective date of plan till the end of the fourth year.

7	a) Out of the ADS proceeds of Rs. 8,05,093 lacs in 2007, so far the Company has utilised Rs. 6,03,100 lacs.

b) Out of the total right issue proceeds of Rs. 1,97,230 lacs received in past, so far the Company has utilised Rs. 1,07,219 lacs.

The unutilised proceeds of ADS & right issue have been temporarily invested in Debt Mutual Funds & Fixed Deposits with banks.

8	The Company has issued through public offerings of 12,34,56,790 new equity shares in the form of American Depositary Shares “ADS” at a price of US$ 12.15 per ADS in July 2009.

9	Current tax has been computed as per amendment proposed in the Finance (no. 2) Bill 2009. Further, no provision has been made in respect of Fringe Benefit Tax (FBT).

10	As per Accounting Standard 17 on Segment Reporting (AS 17), the Company has reported “Segment Information”, as described below: - The main business segment are, (i) Copper which consist of mining of copper concentrate, manufacturing of copper cathode and continuous cast copper rod, (ii) Aluminium which consist of mining of bauxite and manufacturing of various aluminium products and (iii) Zinc which consists of mining of ore and manufacturing of zinc ingots and lead ingots (iv) Power which consists of Power excluding captive power but including power facilities predominantly engaged in generation and sale of commercial power (v) Other business segment comprise of Phosphoric Acid and Paper. The assets and liabilities that cannot be allocated between the segments are shown as unallocated corporate assets and liabilities respectively.

11	The above results are prepared in accordance with the recognition and measurement principles laid down in Accounting Standard 25 (AS 25 — Interim Financial Reporting) and have been subjected to “Limited Review” by the Auditors of the Company.

12	In terms of Clause 41 of the Listing Agreement, details of number of investor complaints for the quarter ended 30th June 2009: Beginning NIL, Received 9, Disposed off 7, Pending 2.

13	Previous Period/Year figures have been regrouped / re-arranged wherever necessary.

By order of the Board

Place: Mumbai	Anil Agarwal

Dated : 29th July, 2009	Chairman